Enterprise Group of Funds, Inc.
Attachment for Sub-Item 77M
Mergers
For the Period June 30, 2001 through December 31, 2001



Effective December 17, 2001, pursuant to the acquired funds shareholders' approval, the Enterprise Group of Funds International Growth Fund acquired all of the net assets of the International Core Growth, Worldwide Growth and Emerging Countries Funds, the Mid-Cap Growth Fund acquired all of the net assets of the Convertible Securities Fund and the Equity Fund acquired all of the net assets of the Large-Cap Fund in tax free exchanges of shares.

All additional information pertaining to this matter including voting results can be found in the Attachment for Sub-Item 77C within this filing or the following Edgar filing made to the SEC on October 23, 2001. Accession Number : 0000950144-01-508032
File Number : 002-28097
Form Type : 485BPOS
CIK Number : 0000004123
Company : Enterprise Group of Funds, Inc.